Via Facsimile and U.S. Mail
Mail Stop 6010

August 31, 2006

Myron W. Wentz
Chairman and Chief Executive Officer
USANA Health Sciences, Inc.
3838 West Parkway Blvd.
Salt Lake City, Utah 84120

Re: USANA Health Sciences, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 6, 2006
File Number: 000-21116

Dear Mr. Wentz:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with additional information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Report of Independent Registered Public Accounting Firm, page F-1

1.   As the report states that the audit was conducted in accordance with the "auditing standards" of the PCAOB, as opposed to "the standards" of the PCAOB, please tell us how the report complies with paragraph 3 of PCAOB Auditing Standard No. 1. Based on the language used in the report, it is unclear whether the audits were conducted in accordance with the related professional practice standards of the PCAOB. Otherwise, please provide us a report, revised by your auditors, that complies with paragraph 3.

Consolidated Statements of Earnings, page F-3

2.   According to pages 12 and 13, "[e]ach Associate must purchase and sell products in order to earn commissions and bonuses" and "[c]omission payments to Associates are based on total personal and downline sales volume points". Based on these disclosures, each Associate appears to be a "customer" and the commission payments resulting from their purchases of product from you would appear to represent "consideration" given to a customer, as contemplated by paragraph 1 of EITF 01-9 and as defined in Exhibit 01-9E. As the payments appear to represent cash consideration, please explain why classifying Associate incentives resulting from their purchases as an expense is consistent with paragraph 9 of EITF 01-9. In so doing, please focus your explanation on the commissions paid to Associates for purchasing products from you, whether for their own use or for resale, rather than on the commissions paid to Associates related to their downline sales.

* * * *

Please provide us the additional information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or
Oscar Young, Senior Accountant, at (202) 551-3622 if you have any questions regarding
the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

                                        Sincerely,

                                        Jim B. Rosenberg
                                        Senior Assistant Chief
                                        Accountant